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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

OSG AMERICA L.P.
(Name of Subject Company (Issuer))

OSG BULK SHIPS, INC.
(Offeror)
 a wholly owned subsidiary of

OVERSEAS SHIPHOLDING GROUP, INC.,
(Names of Filing Persons)

Common Units representing limited partner interests
(Title of Class of Securities)

671028108
(CUSIP Number of Class of Securities)

James I. Edelson
General Counsel & Secretary
Overseas Shipholding Group, Inc.
666 Third Avenue, New York, New York 10017
(212) 953-4100
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Gary L. Sellers, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Ave.
New York, NY 10017
(212) 455-2695

CALCULATION OF FILING FEE:

Transaction Valuation(1)	Amount of Filing Fee(2)

$71,791,676.50	$4,005.98

The transaction valuation is estimated solely for purposes of calculating the fee only. The calculation assumes the purchase of all of the issued and outstanding common units of OSG America L.P. not beneficially owned by Overseas Shipholding Group, Inc. at a purchase price of $10.25 per unit in cash. Accordingly, the calculation assumes the purchase of 7,004,066 common units.

2
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2009, issued March 11, 2009. The fee equals $55.80 per one million dollars of transaction value.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1

☐
issuer tender offer subject to Rule 13e-4

☒
going-private transaction subject to Rule 13e-3

☐
amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (as amended and supplemented, this "Schedule TO") by Overseas Shipholding Group, Inc., a Delaware corporation ("Parent"), and OSG Bulk Ships, Inc., a New York corporation ("OSG Bulk" and, together with Parent, "OSG"), relates to the offer by OSG Bulk to purchase common units ("Units") of OSG America L.P., a Delaware limited partnership (the "Partnership"), at a price of $10.25 per Unit in cash, subject to the conditions set forth in the Offer to Purchase dated November 5, 2009 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Purchase, as each may be supplemented or amended from time to time, the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO. Unless defined herein, capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Offer to Purchase. The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO and is supplemented by the information specifically provided herein.

        All capitalized terms used but not defined in this Schedule TO without definition have the meanings ascribed to them in the Offer to Purchase.

Item 4.    Terms of the Transaction.

        (a)   Reference is made to the information set forth in the Offer to Purchase under "Summary Term Sheet", "Special Factors—Reasons for the Offer", "Material Federal Income Tax Matters" and "The Offer", which is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a) and (c)(1) through (7)    Reference is made to the information set forth in the Offer to Purchase under "Special Factors—Reasons for the Offer"; "—Effects of the Offer", and "—Future Plans and Proposals" and which is incorporated herein by reference.

Item 7.    Sources of Funds or Other Consideration

        (a)-(b) and (d)    The information set forth under "The Offer—Section 9. Source of Funds" in the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

        (a)   Financial statements for the offeror are not material because the consideration offered consists solely of cash, the offer is not subject to any financing condition and the Offer is for all outstanding securities of the subject class.

        (b)   Pro forma financial information of the offeror is not material to the Offer.

        (c)   Not applicable.

Item 11.    Additional Information.

        (a)   The information set forth under "The Offer—Section 12. Certain Legal Matters" in the Offer to Purchase is incorporated herein by reference.

        (b)   The information set forth in the Offer to Purchase and in the related Letter of Transmittal is incorporated herein by reference.

Item 12.    Exhibits.

(a)(1)(i)	Offer to Purchase dated November 5, 2009.
(a)(1)(ii)	Letter of Transmittal and related instructions.
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(iv)	Notice of Guaranteed Delivery.
(a)(1)(v)
Press Release Issued by Overseas Shipholding Group, Inc. on July 29, 2009 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO-C filed by Overseas Shipholding Group, Inc. on July 30, 2009).
(a)(1)(vi)
Press Release Issued by Overseas Shipholding Group, Inc. on August 27, 2009 (incorporated by reference to Exhibit (a)(1) to the Schedule TO-C filed by Overseas Shipholding Group, Inc. on August 28, 2009).
(a)(1)(vii)
Press Release Issued by Overseas Shipholding Group, Inc. on September 24, 2009 (incorporated by reference to Exhibit (a)(1) to the Schedule TO-C filed by Overseas Shipholding Group, Inc. on September 24, 2009).
(a)(1)(viii)	Press Release Issued by Overseas Shipholding Group, Inc. on November 5, 2009.
(a)(1)(ix)	Summary Advertisement to be published in The Wall Street Journal on November 6, 2009.
(a)(2)(i)
Letter from Jones Day on behalf of the Conflicts Committee of OSG America LLC to Overseas Shipholding Group, Inc. dated August 6, 2009, Re: OSG's July 29th Proposal (incorporated by reference to Exhibit (a)(1)(i) to the Schedule 14D9-C filed by OSG America L.P. on August 7, 2009).
(a)(2)(ii)	Press Release Issued by OSG America L.P on September 24, 2009 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule 14D9-C filed by OSG America L.P. on September 24, 2009).
(a)(5)(i)
Complaint of Cornelius P. Dukelow, individually and on behalf of all others similarly situated, against OSG America, L.P., et al., Index No. 650580/2009, filed in the Supreme Court of the State of New York, Count of New York, on September 28, 2009.
(a)(5)(ii)
Complaint of Balance Beta Fund, individually and on behalf of all others similarly situated, against Morten Arntzen, et al., Case No. 09-CA-025646, filed in the Circuit Court of the 13th Judicial District, in and for Hillsborough County, Florida, on October 8, 2009.
(b)	Not applicable.
(d)
Amended and Restated Agreement of Limited Partnership of OSG America L.P. dated as of November 15, 2007 (filed as Exhibit 3.2 to OSG America Inc.'s Current Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference).
(g)	None.
(h)	None.

Item 13.    Information Required by Schedule 13E-3.

Item 1.    Summary Term Sheet.

        The information set forth under "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference

Item 2.    Subject Company Information.

        (a)-(b)    The information set forth under "The Offer—Section 7. Certain Information Concerning The Partnership" in the Offer to Purchase is incorporated herein by reference.

        (c)-(d)    The information set forth under "Special Factors—Summary of Financial Advisors' Presentation to the Pricing Committee" and "—Reasons for the Offer" in the Offer to Purchase is incorporated herein by reference.

        (e)-(f)    The information set forth under "Special Factors—Background" in the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Persons.

        (a)-(c)    The information set forth under "The Offer—Section 6. Information Concerning Us and Certain of Our Affiliates" and Annex I of the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)   The information set forth in the Offer to Purchase and in the related Letter of Transmittal is incorporated herein by reference.

        (c)   Not applicable.

        (d)-(e)    The information set forth under "The Offer—Section 10. Dissenters' Rights" in the Offer to Purchase is incorporated herein by reference.

        (f)    Not applicable.

Item 5.    Past Contracts, Transactions, Negotiations and Agreements.

        (a)-(c) and (e)    The information set forth under "Special Factors—Background", "—Reasons for the Offer", "—Effects of the Offer" and "—Conflicts of Interest and Transactions with Affiliates".

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (b)-(c)(1)-(8)    The information set forth under "Special Factors—Effects of the Offer" and "—Future Plans and Proposals" in the Offer to Purchase is incorporated herein by reference.

Item 7.    Purposes, Alternatives, Reasons and Effects.

        (a)-(c)    The information set forth under "Special Factors—Background" and "—Reasons for the Offer" in the Offer to Purchase is incorporated herein by reference.

        (d)   The information set forth under "Special Factors—Material Federal Income Tax Matters" and "—Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

Item 8.    Fairness of the Transaction.

        (a)-(f)    The information set forth under "Special Factors—Fairness of the Offer" and "—Summary of Financial Advisors' Presentation to the Pricing Committee" in the Offer to Purchase is incorporated herein by reference.

Item 9.    Reports, Opinions, Appraisals and Negotiations.

        (a)-(c)    The information set forth under "Summary Term Sheet", "Special Factors—Summary of Financial Advisors' Presentation to the Pricing Committee" and "The Offer—Section 13. Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

Item 10.    Source and Amounts of Funds or Other Consideration.

        (a)-(b)    The information set forth under "The Offer—Section 9. Source of Funds" in the Offer to Purchase is incorporated herein by reference.

        (c)   The information set forth under "The Offer—Section 13. Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

        (d)   The information set forth under "The Offer—Section 9. Source of Funds" in the Offer to Purchase is incorporated herein by reference.

Item 11.    Interest in Securities of the Subject Company.

        (a)   The information set forth under "Special Factors—Conflicts of Interest and Transactions with Affiliates", "The Offer—Section 7. Certain Information Concerning The Partnership" and Annex I in the Offer to Purchase is incorporated herein by reference.

        (b)   Not applicable.

Item 12.    The Solicitation or Recommendation.

        (d)-(e)    The information set forth under "Summary Term Sheet", "Special Factors—Fairness of the Offer", "—Summary of Financial Advisors' Presentation to the Pricing Committee" and "—Conflicts of Interest and Transactions with Affiliates" in the Offer to Purchase is incorporated herein by reference.

Item 13.    Financial Statements.

        (a)   The information set forth under "The Offer—Section 7. Certain Information Concerning the Partnership" in the Offer to Purchase is incorporated herein by reference.

        (b)   Pro forma financial information is not material to the Offer.

Item 14.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)-(b)    The information set forth under "The Offer—Section 13. Fees and Expenses" in the Offer to Purchase and Annex I of the Offer to Purchase is incorporated herein by reference.

Item 15.    Additional Information.

        (a)   The information set forth under "The Offer—Section 12. Certain Legal Matters" in the Offer to Purchase is incorporated herein by reference.

        (b)   The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 16.    Exhibits.

(c)	Materials Prepared for Discussion, dated October 7, 2009, of Bank of America Merrill Lynch and Evercore Partners to the Pricing Committee of the Board of Directors of Overseas Shipholding Group, Inc.
(e)(1)
Amended and Restated Contribution, Conveyance and Assumption Agreement dated as of November 15, 2007 among OSG Bulk Ships, Inc., OSG Ship Management, Inc., OSGAMLP One Percent Interest Corporation, OSG America LLC, the Partnership and OSG America Operating Company LLC (filed as Exhibit 10.2 to the Partnership's Current Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference).
(e)(2)
Omnibus Agreement dated as of November 15, 2007 among Overseas Shipholding Group, Inc., OSG America LLC and the Partnership (filed as Exhibit 10.3 to the Partnership's Current Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference).
(e)(3)
Management Agreement dated as of November 15, 2007 among OSG Ship Management, Inc., the Partnership and the subsidiaries of the Partnership party thereto (filed as Exhibit 10.4 to the Partnership's Current Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference).
(e)(4)
Administrative Services Agreement dated as of November 15, 2007 between OSG Ship Management, Inc. and the Partnership (filed as Exhibit 10.5 to the Partnership's Current Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference).
(e)(5)
Director and Officer Indemnity Agreement—Morten Arntzen dated May 14, 2007 (filed as Exhibit 10.6.1 to the Partnership's Current Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference).
(e)(6)
Director and Officer Indemnity Agreement—Henry P. Flinter dated January 20, 2009 (filed as Exhibit 10.6.2 to the Partnership's Annual Report on Form 10-K for the year ended December 31, 2008 and incorporated herein by reference).
(e)(7)
Director and Officer Indemnity Agreement—Myles R. Itkin dated May 14, 2007 (filed as Exhibit 10.6.3 to the Partnership's Current Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference).
(e)(8)
Director and Officer Indemnity Agreement—Robert E. Johnston dated May 14, 2007 (filed as Exhibit 10.6.4 to the Partnership's Current Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference).
(e)(9)
Director and Officer Indemnity Agreement—Kathleen C. Haines dated November 9, 2007 (filed as Exhibit 10.6.5 to the Partnership's Current Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference).
(e)(10)
Director and Officer Indemnity Agreement—James G. Dolphin dated November 9, 2007 (filed as Exhibit 10.6.6 to the Partnership's Current Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference).
(e)(11)
Director and Officer Indemnity Agreement—Steven T. Benz dated November 9, 2007 (filed as Exhibit 10.6.7 to the Partnership's Current Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference).
(e)(12)
OSG America L.P. 2007 Omnibus Incentive Compensation Plan (filed as Exhibit 10.7 to the Partnership's Current Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference).

(e)(13)	Time Charter dated April 1, 2008 (filed as Exhibit 10.8 to the Partnership's Current Report on Form 10-Q for the quarter ended June 30, 2008 and incorporated herein by reference).
(e)(14)	Time Charter dated April 1, 2008 (filed as Exhibit 10.9 to the Partnership's Current Report on Form 10-Q for the quarter ended June 30, 2008 and incorporated herein by reference).
(e)(15)	Time Charter dated April 29, 2008 (filed as Exhibit 10.10 to the Partnership's Current Report on Form 10-Q for the quarter ended June 30, 2008 and incorporated herein by reference).
(e)(16)	Time Charter dated April 29, 2008 (filed as Exhibit 10.11 to the Partnership's Current Report on Form 10-Q for the quarter ended June 30, 2008 and incorporated herein by reference).
(e)(17)	Time Charter dated May 10, 2008 (filed as Exhibit 10.12 to the Partnership's Current Report on Form 10-Q for the quarter ended June 30, 2008 and incorporated herein by reference).
(e)(18)	Time Charter dated May 10, 2008 (filed as Exhibit 10.13 to the Partnership's Current Report on Form 10-Q for the quarter ended June 30, 2008 and incorporated herein by reference).
(e)(19)	Time Charter dated May 1, 2008 (filed as Exhibit 10.14 to the Partnership's Current Report on Form 10-Q for the quarter ended June 30, 2008 and incorporated herein by reference).
(e)(20)	Bareboat Charter dated November 22, 2008 (filed as Exhibit 10.15 to the Partnership's Annual Report on Form 10-K for the year ended December 31, 2008 and incorporated herein by reference).
(f)	Not applicable.

 SIGNATURE

        After due inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: November 5, 2009	OVERSEAS SHIPHOLDING GROUP, INC.
	By:	/s/ MYLES R. ITKIN
	Name:	Myles R. Itkin
	Title:	Executive Vice President
OSG BULK SHIPS, INC.
	By:	/s/ MYLES R. ITKIN
	Name:	Myles R. Itkin
	Title:	Senior Vice President

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase dated November 5, 2009
(a)(1)(ii)	Letter of Transmittal and related instructions.
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(iv)	Notice of Guaranteed Delivery
(a)(1)(v)
Press Release Issued by Overseas Shipholding Group, Inc. on July 29, 2009 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO-C filed by Overseas Shipholding Group, Inc. on July 30, 2009).
(a)(1)(vi)
Press Release Issued by Overseas Shipholding Group, Inc. on August 27, 2009 (incorporated by reference to Exhibit (a)(1) to the Schedule TO-C filed by Overseas Shipholding Group, Inc. on August 28, 2009).
(a)(1)(vii)
Press Release Issued by Overseas Shipholding Group, Inc. on September 24, 2009 (incorporated by reference to Exhibit (a)(1) to the Schedule TO-C filed by Overseas Shipholding Group, Inc. on September 24, 2009).
(a)(1)(viii)	Press Release Issued by Overseas Shipholding Group, Inc. on November 5, 2009.
(a)(1)(ix)	Summary Advertisement to be published in The Wall Street Journal on November 6, 2009.
(a)(2)(i)
Letter from Jones Day on behalf of the Conflicts Committee of OSG America LLC to Overseas Shipholding Group, Inc. dated August 6, 2009, Re: OSG's July 29th Proposal (incorporated by reference to Exhibit (a)(1)(i) to the Schedule 14D9-C filed by OSG America L.P. on August 7, 2009).
(a)(2)(ii)	Press Release Issued by OSG America L.P on September 24, 2009 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule 14D9-C filed by OSG America L.P. on September 24, 2009).
(a)(5)(i)
Complaint of Cornelius P. Dukelow, individually and on behalf of all others similarly situated, against OSG America, L.P., et al., Index No. 650580/2009, filed in the Supreme Court of the State of New York, Count of New York, on September 28, 2009.
(a)(5)(ii)
Complaint of Balance Beta Fund, individually and on behalf of all others similarly situated, against Morten Arntzen, et al., Case No. 09-CA-025646, filed in the Circuit Court of the 13th Judicial District, in and for Hillsborough County, Florida, on October 8, 2009.
(b)	Not applicable.
(c)	Materials Prepared for Discussion, dated October 7, 2009, of Bank of America Merrill Lynch and Evercore Partners to the Pricing Committee of the Board of Directors of Overseas Shipholding Group, Inc.
(d)
Amended and Restated Agreement of Limited Partnership of OSG America L.P. dated as of November 15, 2007 (filed as Exhibit 3.2 to OSG America Inc.'s Current Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference).
(e)(1)
Amended and Restated Contribution, Conveyance and Assumption Agreement dated as of November 15, 2007 among OSG Bulk Ships, Inc., OSG Ship Management, Inc., OSGAMLP One Percent Interest Corporation, OSG America LLC, the Partnership and OSG America Operating Company LLC (filed as Exhibit 10.2 to the Partnership's Current Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference).

Exhibit No.	Description
(e)(2)	Omnibus Agreement dated as of November 15, 2007 among Overseas Shipholding Group, Inc., OSG America LLC and the Partnership (filed as Exhibit 10.3 to the Partnership's Current Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference).
(e)(3)
Management Agreement dated as of November 15, 2007 among OSG Ship Management, Inc., the Partnership and the subsidiaries of the Partnership party thereto (filed as Exhibit 10.4 to the Partnership's Current Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference).
(e)(4)
Administrative Services Agreement dated as of November 15, 2007 between OSG Ship Management, Inc. and the Partnership (filed as Exhibit 10.5 to the Partnership's Current Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference).
(e)(5)
Director and Officer Indemnity Agreement—Morten Arntzen dated May 14, 2007 (filed as Exhibit 10.6.1 to the Partnership's Current Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference).
(e)(6)
Director and Officer Indemnity Agreement—Henry P. Flinter dated January 20, 2009 (filed as Exhibit 10.6.2 to the Partnership's Annual Report on Form 10-K for the year ended December 31, 2008 and incorporated herein by reference).
(e)(7)
Director and Officer Indemnity Agreement—Myles R. Itkin dated May 14, 2007 (filed as Exhibit 10.6.3 to the Partnership's Current Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference).
(e)(8)
Director and Officer Indemnity Agreement—Robert E. Johnston dated May 14, 2007 (filed as Exhibit 10.6.4 to the Partnership's Current Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference).
(e)(9)
Director and Officer Indemnity Agreement—Kathleen C. Haines dated November 9, 2007 (filed as Exhibit 10.6.5 to the Partnership's Current Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference).
(e)(10)
Director and Officer Indemnity Agreement—James G. Dolphin dated November 9, 2007 (filed as Exhibit 10.6.6 to the Partnership's Current Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference).
(e)(11)
Director and Officer Indemnity Agreement—Steven T. Benz dated November 9, 2007 (filed as Exhibit 10.6.7 to the Partnership's Current Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference).
(e)(12)
OSG America L.P. 2007 Omnibus Incentive Compensation Plan (filed as Exhibit 10.7 to the Partnership's Current Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference).
(e)(13)	Time Charter dated April 1, 2008 (filed as Exhibit 10.8 to the Partnership's Current Report on Form 10-Q for the quarter ended June 30, 2008 and incorporated herein by reference).

Exhibit No.	Description
(e)(14)	Time Charter dated April 1, 2008 (filed as Exhibit 10.9 to the Partnership's Current Report on Form 10-Q for the quarter ended June 30, 2008 and incorporated herein by reference).
(e)(15)	Time Charter dated April 29, 2008 (filed as Exhibit 10.10 to the Partnership's Current Report on Form 10-Q for the quarter ended June 30, 2008 and incorporated herein by reference).
(e)(16)	Time Charter dated April 29, 2008 (filed as Exhibit 10.11 to the Partnership's Current Report on Form 10-Q for the quarter ended June 30, 2008 and incorporated herein by reference).
(e)(17)	Time Charter dated May 10, 2008 (filed as Exhibit 10.12 to the Partnership's Current Report on Form 10-Q for the quarter ended June 30, 2008 and incorporated herein by reference).
(e)(18)	Time Charter dated May 10, 2008 (filed as Exhibit 10.13 to the Partnership's Current Report on Form 10-Q for the quarter ended June 30, 2008 and incorporated herein by reference).
(e)(19)	Time Charter dated May 1, 2008 (filed as Exhibit 10.14 to the Partnership's Current Report on Form 10-Q for the quarter ended June 30, 2008 and incorporated herein by reference).
(e)(20)	Bareboat Charter dated November 22, 2008 (filed as Exhibit 10.15 to the Partnership's Annual Report on Form 10-K for the year ended December 31, 2008 and incorporated herein by reference).
(f)	Not applicable.
(g)	None.
(h)	None.

QuickLinks

  Item 4. Terms of the Transaction.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Sources of Funds or Other Consideration
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX